

Mail Stop 4561

July 28, 2009

A. Dale Mayo
Chief Executive Officer
Access Integrated Technologies, Inc.
55 Madison Avenue, Suite 300
Morristown, NJ 07960

> **Re: Access Integrated Technologies, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 24, 2009**
> **File No. 000-51910**

Dear Mr. Mayo:

We have completed our review of the above-referenced filing and have no further comments at this time.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile (973) 290-0081
Gary Loffredo, Esq.